Prospectus Supplement No. 1 (To Prospectus dated December 5, 2003)	Filed Pursuant to Rule 424(b)(3) File No. 333-107405

$150,000,000
Edwards Lifesciences Corporation
3.875% Convertible Senior Debentures due 2033 and the Common Stock
Issuable Upon Conversion of the Debentures

        We issued $150,000,000 principal amount of our 3.875% Convertible Senior Debentures due 2033 in a private offering in May 2003. This prospectus supplement relates to the resale by the selling securityholder listed below of the debentures and the common stock issuable upon conversion of the debentures.

        You should read this prospectus supplement together with the prospectus dated December 5, 2003, which is to be delivered with this prospectus supplement and the documents incorporated and deemed to be incorporated by reference in that prospectus.

        The table below sets forth additional and updated information concerning beneficial ownership of the debentures and the common stock issuable upon conversion of the debentures and supplements and amends the table appearing under "Selling securityholders" beginning on page 58 of the prospectus. To the extent that a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding that selling securityholder supersedes the information in the prospectus. We have prepared this table based on information given to us by the selling securityholder listed below prior to the date hereof.

Name of Selling Securityholder(1)	Principal Amount of Debentures Beneficially Owned Prior to this Offering	Principal Amount of Debentures Offered Hereby	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(2)	Number of Shares of Common Stock Offered Hereby(2)
J.P. Morgan Securities Inc.(3)(4)	$5,000,000	$5,000,000	91,474	91,474

(1)
Information concerning this selling securityholder may change from time to time. Any such changed information will be set forth in amendments or supplements to the prospectus, if and when required.

(2)
Unless otherwise indicated, includes all shares of common stock issuable upon conversion of the debentures and assumes a conversion price of $54.66 per share and a cash payment in lieu of any fractional share. However, this conversion price will be subject to adjustment as described in the prospectus under the caption "Description of the debentures—Conversion rights." As a result, the number of shares of common stock beneficially owned prior to this offering and the number of shares of common stock offered hereby may increase or decrease in the future. Also assumes that the debentures are convertible immediately. As described in the prospectus under the caption "Description of the debentures—Conversion rights," the debentures are convertible only in specified circumstances.

(3)
This selling securityholder has advised us that it is a broker or dealer. Accordingly, under interpretations by the staff of the Securities and Exchange Commission, this selling securityholder may be deemed an "underwriter" within the meaning of the Securities Act of 1933, as amended.

(4)
J.P. Morgan Chase & Co., a public company, controls J.P. Morgan Securities Inc. During the past three years, J.P. Morgan Securities Inc. and/or its affiliates have provided investment banking, commercial banking and financial advisory services to us, including as a lender and an agent under certain of our credit facilities and as the trustee under the indenture relating to the debentures.

        Investing in the debentures and the shares of common stock offered hereby involves risks. See "Risk factors" beginning on page 7 of the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 16, 2003.